[redacted]

BP 3/30 *

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITI ION

10028608

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~67145~~ 67246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.D. Sass Securities, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Fishbane 212-843-8938
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 4/1

OATH OR AFFIRMATION

I, Daniel Fishbane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.D. Sass Securities, L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and CFO

Title

Notary Public

DIANA PINKHASOV
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PI6076604
Qualified in New York County
My Commission Expires June 24, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

M.D. SASS SECURITIES, L.L.C.

INDEX
DECEMBER 31, 2009

BERDON

INDEPENDENT AUDITORS' REPORT

To the Members of
M.D. Sass Securities, L.L.C.

We have audited the accompanying statement of financial condition of M.D. Sass Securities, L.L.C. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of M.D. Sass Securities, L.L.C. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

New York, New York
February 19, 2010

Berdon LLP
CPAs and Advisors

IAPA A global association of independent accounting firms and groups - IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

EXHIBIT A

M.D. SASS SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 27,886
Due from M.D. Sass Investors Services, Inc.	279,189
TOTAL ASSETS	$ 307,075

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Accounts payable and accrued expenses	$ 12,376
TOTAL LIABILITIES	12,376
MEMBERS' CAPITAL	294,699
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 307,075

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

M.D. Sass Securities, L.L.C. (the "Company") was formed on September 23, 2005 primarily to broker investments in limited partnership interests for clients. The Company generates fee income as stated in the services agreement dated January 31, 2007, between the Company and M.D. Sass Investors Services, Inc. ("Investors").

The Company is a Delaware limited liability company, which is taxed as a partnership and governed under a limited liability company agreement. The agreement provides for the members' ownership, liabilities of members, transfers of interest, capital contributions, distribution to members and profit or loss allocations.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the successor to the National Association of Securities Dealers, Inc. The Company became registered on August 1, 2006.

(a) Management Service Fee Reimbursement

The Company entered into a service agreement dated January 31, 2007 with Investors, a related party. Investors is registered as an "investment advisor" under Section 203 of the Investment Advisors Act of 1940. The Company provides its broker services of marketing interests in the investment funds ("Affiliated Services"), for which Investors and certain affiliates and former affiliates of Investors act as General Manager, Managing Member and Investment Advisor in exchange for services and personnel to be provided by Investors. Investors allocates expenses to the Company for Affiliated Services. The service agreement calls for the Company to be reimbursed by Investors at an amount equal to 100.5% of all expenses incurred providing these Affiliated Services.

(b) Commission Expense

The Company employs individuals to broker investments in limited partnership interests for clients. These brokers receive commissions based on varying percentages of eligible revenue (defined as base and performance fees) related to investments in these limited partnership interests.

(c) Cash and Cash Equivalents

Cash equivalents are defined as short-term, highly liquid money market funds with original maturities of less than 90 days. At December 31, 2009, substantially all of the cash and cash equivalents were held at one major financial institution.

(continued)

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d) Income Tax

The Company is generally not taxed on its income or loss, as such taxes are the responsibility of the members. New York City, however, subjects limited liability companies to an unincorporated business tax based on income, with certain adjustments.

In September 2009, the Financial Accounting Standards Board finalized its guidance on accounting for uncertainty in income taxes recognized in a nonpublic company's financial statements and prescribed a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, guidance was provided on classification, interest and penalties, accounting in interim periods, and disclosure. Adoption of this guidance, effective January 1, 2009, did not have a material impact on the Company's financial position, results of operations or cash flows. The Company's federal and state income tax returns for the years after 2005 remain subject to examination by the taxing authorities.

(e) Use of Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingencies, if any, at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operation) subject to a minimum of $5,000. At December 31, 2009, the Company had a net capital of $15,510 which was $10,510 in excess of its required net capital.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(2)(i).

NOTE 3 - RELATED PARTY TRANSACTIONS

Investors, a related party through common ownership, is a registered investment advisor. During the year ended December 31, 2009, the Company reflected $2,360,347 for management service fees. This amount is equivalent to 100.5% of all expenses incurred by the Company providing affiliated services to Investors throughout the year ended December 31, 2009. At December 31, 2009, a net receivable of $279,189 was due from Investors.

NOTE 4 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2009 through February 19, 2010, the date that the financial statements are considered available to be issued.